Exhibit (a)(1)(J)

ATTENTION:

THE GOLDFIELD CORPORATION

STOCKHOLDERS

We previously sent to you an Offer to Purchase and related materials, outlining FR Utility Services, Inc.’s tender offer to purchase your shares of The Goldfield Corporation common stock, par value $0.10 per share, for $7.00 per share, in cash less any applicable withholding taxes and without interest. As detailed in those materials, your Board of Directors unanimously recommends that you accept this Offer and tender your shares.

We want to remind you that the Offer is scheduled to expire at 11:59 P.M., New York City Time, on December 29, 2020. FR Utility Services, Inc. and FR Utility Services Merger Sub, Inc. have waived the “Inside Date Condition” described in the Offer to Purchase, as amended, in connection with the previously announced all-cash tender offer.

We urge you to consider carefully the section on page 7 of the Offer entitled “If I decide not to tender, how will the Offer affect my Shares?” The Offer to Purchase and related materials, including the Letter of Transmittal, contain important information and we urge you to read them carefully.

If you have any questions relating to the Offer or how to tender your shares, please call the Information Agent, Innisfree M&A Incorporated toll-free at 877-717-3930 (banks and brokers call collect at 212-750-5833).

We appreciate your prompt attention to this matter.

FR UTILITY SERVICES MERGER SUB, INC.

a wholly owned subsidiary of

FR UTILITY SERVICES, INC.

December 23, 2020